                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K



 Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
                   For the fiscal year ended December 31, 2000



                         Commission file number 33-14058



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Michael Baker Corporation Employee Stock Ownership Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Michael Baker Corporation
          Airport Office Park, Building 3
          420 Rouser Road
          Coraopolis, PA 15108

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 2000 AND 1999

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                           Page

Report of Independent Accountants                                            1


Financial Statements:

    Statements of Net Assets Available for Benefits
      December 31, 2000 and 1999                                             2

    Statements of Changes in Net Assets Available for Benefits
      Years Ended December 31, 2000 and 1999                                 3

    Notes to Financial Statements                                           4-10


Additional Information:*

    Schedule of Assets (Held at End of Year)
      December 31, 2000                                                     11

    Schedule of Reportable Transactions
      Year Ended December 31, 2000                                          12







* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Michael Baker Corporation
Employee Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Michael Baker Corporation Employee Stock Ownership Plan (the Plan) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
Pittsburgh, PA

June 20, 2001

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                   2000                  1999
                         ASSETS

Investments, at fair value:
   Investments in common stock of
     Michael Baker Corporation                                 $ 26,688,174          $ 23,808,516
   Investments in mutual funds                                   72,438,934            77,592,519
   Participant loans (market value approximates cost)               328,618               249,998
                                                               ------------          ------------

       Total investments                                         99,455,726           101,651,033
                                                               ------------          ------------

Receivables:
   Securities sold/accrued interest                                      --                 6,809
                                                               ------------          ------------

       Total receivables                                                 --                 6,809
                                                               ------------          ------------

       Total assets                                              99,455,726           101,657,842
                                                               ------------          ------------

                        LIABILITIES

Accounts payable                                                      2,667                11,192
                                                               ------------          ------------

       Total liabilities                                              2,667                11,192
                                                               ------------          ------------

Net assets available for benefits                              $ 99,453,059          $101,646,650
                                                               ============          ============








   The accompanying notes are an integral part of these financial statements.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                 2000                    1999

Additions to net assets attributed to:
   Investment income:
     Interest and dividends                                 $   6,246,320           $   6,195,680
     Net depreciation in fair value of investments            (10,416,883)             (1,665,087)
                                                            -------------           -------------

         Total investment (loss) income                        (4,170,563)              4,530,593
                                                            -------------           -------------

   Participant contributions                                    9,552,169               9,205,299
   Employer contributions                                       4,668,605               4,664,486
   Other                                                               --                   2,470
                                                            -------------           -------------

         Total                                                 14,220,774              13,872,255
                                                            -------------           -------------

         Total additions                                       10,050,211              18,402,848
                                                            -------------           -------------

Deductions from net assets attributed to:
   Participant withdrawals                                      8,356,853               7,101,485
   Transfers out of Plan                                        3,860,832                 683,482
   Administrative fees                                             26,117                   8,004
                                                            -------------           -------------

         Total deductions                                      12,243,802               7,792,971
                                                            -------------           -------------

         Net (decrease) increase                               (2,193,591)             10,609,877
                                                            -------------           -------------

Net assets available for benefits:
   Beginning of year                                          101,646,650              91,036,773
                                                            -------------           -------------

   End of year                                              $  99,453,059           $ 101,646,650
                                                            =============           =============








   The accompanying notes are an integral part of these financial statements.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      GENERAL
      The following description of the Michael Baker Employee Stock Ownership Plan (the ESOP, or the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      The ESOP is a defined contribution plan that provides all eligible employees of Michael Baker Corporation (the Company) with an opportunity to accumulate additional retirement benefits as well as invest in Company stock. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

      PARTICIPANT ACCOUNTS
      Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings or losses, and charged with an allocation of certain administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      CONTRIBUTIONS
      Participants contribute to the ESOP through a Section 401(k) Employee Salary Redirection Election, whereby the participants may choose to have a percentage of their salaries (including commissions and overtime) withheld and contributed to the ESOP up to the annual limitation established by the Internal Revenue Service or 18% and 15% of the participant's salary in 2000 and 1999, respectively. The maximum amount of a participant's salary which may be eligible for withholding for any Plan year cannot exceed $170,000. The ESOP also allows participants to roll over funds from a previous employer's tax-qualified plan or tax-qualified individual retirement account.

      During 1998 and 1999, the Company acquired GeoResearch Inc. and Steen Production Service, Inc., respectively. During 1999, the eligible participants made rollover contributions to the Plan of approximately $1.6 million.

      COMPANY MATCHING CONTRIBUTIONS
      Under the provisions of the Plan, the Company will make a matching contribution to the participants' accounts in an amount of 100% of the first 5% and 50% of the next 1% of eligible salary contributed by each participant. Salary amounts over the 6% limit are not required to be matched by the Company. The Company's matching contributions are invested in not less than 25% of Michael Baker Corporation Common Stock or Series B Common Stock with the remaining 75% invested in accordance with the participants' investment elections for participant contributions.

      The Board of Directors of the Company is authorized to make additional discretionary contributions to the ESOP from time to time. However, no discretionary contributions were made in 2000 or 1999.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

      VESTING
      Participants are vested immediately in their contributions plus actual earnings thereon. All amounts in the participants' ESOP accounts that are attributable to the transfer of funds from a previously terminated retirement plan, the rollover from a previous employer's tax-qualified plan, and participant contributions are 100% vested and nonforfeitable at all times.

      All Company matching contributions will become 100% vested upon attainment of 3 years of service with the Company or earlier, upon attainment of normal retirement date, disability or death. If a participant leaves employment with the Company before attaining a vested interest in his or her Company contribution, the contributions are forfeited and will reduce future Company matching contributions.

      DISTRIBUTIONS
      The Plan provides for distribution of benefits upon retirement, total and permanent disability, death, or termination of employment for any other reason. The amount of distribution the participant or his or her beneficiary is entitled to is based on the vesting requirements discussed above. All distributions will be made in the form of a single, lump-sum distribution or in substantially equal annual installments over a period not exceeding 5 years. Distributions may be made in cash and/or shares of common stock, at the discretion of the participant.

      PARTICIPANT LOANS
      A participant may borrow money from the portion of his or her account attributable to his or her own 401(k) plan contributions. Participant loans may be obtained in the sole event of immediate and heavy financial need, where the participant lacks other available resources. Loan amounts shall not exceed the lesser of: (a) 50% of the participant's vested interest in the participant's account, (b) $50,000 adjusted for pre-existing loans, or (c) such amount as may be determined by the plan administrator. All loans will be drawn against the participant's account among the respective investment options as directed, and are secured by the assets within the participant's accounts. Interest rates on outstanding notes receivable ranged from 9.5% to 10.5% at December 31, 2000.

      FORFEITED ACCOUNTS
      At December 31, 2000 and 1999, forfeited nonvested accounts totaled $89,621 and $67,968, respectively. These accounts will be used to reduce future employer contributions. Also, in 2000 and 1999, employer contributions were reduced by $296,245 and $195,966, respectively, from forfeited nonvested accounts.

      COMMON STOCK
      The ESOP enables participating employees to acquire an equity interest in Michael Baker Corporation (the Company); as such, contributions to the ESOP can be invested in the Company's common stock (Common Stock and Series B Common Stock).

      The ESOP's investment in the Company's Common Stock comprises 2,220,159 shares (cost of $14,065,803) and 2,370,262 shares (cost of $14,886,107) at
      December 31, 2000 and 1999, respectively.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

      The ESOP's investment in the Company's Series B Common Stock comprises 1,223,477 shares (cost of $7,436,107) at both December 31, 2000 and 1999.

      INVESTMENT OPTIONS
      Each participant may direct Putnam Investments, Inc. (Putnam) to invest certain portions of his or her account in investment funds. Investment funds available to participants are the Michael Baker Common Stock Fund (invests in common stock of the Company), the Putnam New Opportunities Fund (invests in long-term growth stocks within emerging industries), the Putnam International Growth Fund (invests in diversified corporate stocks outside of North America), the Putnam Voyager Fund (invests in diversified corporate stocks), the Putnam Money Market Fund (invests in short-term money market securities), the Putnam Investors Fund (invests in large capitalization stocks), the Putnam S&P 500 Index Fund (invests with the objective of achieving a return that approximates the return of the S&P 500 Composite Stock Price Index) and the Putnam Asset Allocation Funds (includes the Growth Portfolio, which invests with the goal of seeking maximum growth of an investment over time, the Balanced Portfolio, which invests with the goal of seeking a total return for investors in their peak accumulation years and the Conservative Portfolio, which invests primarily in domestic fixed-income securities). Contributions by participants cannot be further directed within the Michael Baker Common Stock Fund. Additionally, effective December 1, 2000, the following new funds were added as investment options to the Plan: the AIM Balance Fund (invests in equity and fixed-income securities), the MFS Massachusetts Investors Trust (invests primarily in common stock, seeking current income and long-term growth of capital and income), the PIMCO Total Return Fund (invests in debt securities, seeking a total return consistent with the preservation of capital) and the Franklin Small Cap Growth Fund (invests in equity securities, of small companies, seeking long-term capital growth). These new investment funds replaced The George Putnam Fund of Boston, the Putnam Fund for Growth & Income, the Putnam Income Fund and the Putnam Bond Index Fund, which were discontinued as investment options.

      PLAN ADMINISTRATION AND FEES
      The Company provides certain administrative and accounting services to the ESOP at no cost. In addition, the Company pays the cost of services provided to the ESOP by Putnam, legal counsel and independent accountants. Certain reasonable distribution and loan processing fees charged by Putnam are deducted from the respective participant account balances.

      TRANSFERS OUT OF PLAN
      In connection with the sale of Baker Heavy & Highway and Baker Support Services, Inc. during 2000, $3.9 million was transferred out of the Plan to other qualifying plans.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING
      Putnam Investments, Inc. (Putnam) performs the recordkeeping function for the ESOP and the records are maintained on a cash basis. The financial statements included herein include all adjustments to reflect the financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

      Certain plan investments are shares of mutual funds managed by Putnam. These transactions qualify as party-in-interest transactions.

      INVESTMENTS
      Investments are stated at fair value based upon quoted market values. The investment in common stock of the Company is stated at publicly-traded closing market values as of December 31, 2000 and 1999. As of December 31, 2000 and 1999, the ESOP owned approximately 40% and 42%, respectively, of the outstanding shares of the Company's common stock; therefore, such valuation might be subject to significant fluctuation in the event of a substantial liquidation of such holdings by the ESOP.

      The difference between the cost and current market value of investments purchased since the beginning of the period and the increase or decrease in such stated market value of investments held at the beginning of the period reported is included in the net depreciation in fair market value of investments in the Statements of Changes in Net Assets Available for Benefits.

      CONTRIBUTIONS
      Employee and employer contributions are recorded in the period during which the Company makes payroll deductions from Plan participant's earnings.

      DISTRIBUTIONS
      Distributions to participants are recorded when paid.

      USE OF ESTIMATES
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that may affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      CONCENTRATION OF RISK
      Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statements of changes in net assets available for benefits.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

      INVESTMENTS

      The following presents the fair value of investments that represent 5% or more of the Plan's net assets:

                                                              DECEMBER 31,
                                                        2000               1999

      Michael Baker Common Stock                    $17,206,232 *       $15,702,984 *
      Michael Baker Series B Common Stock             9,481,942 *         8,105,532 *
      Putnam Growth & Income Fund                            --          17,530,241
      George Putnam Fund of Boston                           --           9,740,456
      Putnam New Opportunities Fund                  18,251,044          21,841,935
      Putnam Voyager Fund                            13,721,862          15,355,912
      Putnam International Growth Fund                6,200,048           5,316,795
      AIM Balanced Fund                               8,481,429                  --
      MFS Massachusetts Investors Trust              15,546,456                  --

      *Includes nonparticipant-directed investments.

      During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $10,416,883 as follows:


      Mutual funds                                             $(14,312,270)
      Common stock                                                3,895,387
                                                               ------------

                                                               $(10,416,883)
                                                               ============

4.    Nonparticipant-Directed Investments

      Information about the net assets and the significant components of the changes in net assets relating to investments having nonparticipant-directed components is as follows:

                                                        December 31,
                                                  2000               1999
     Net assets:
        Common stock                          $ 26,685,507        $ 23,804,133
                                              ------------        ------------
                                              $ 26,685,507        $ 23,804,133
                                              ============        ============

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

    Net assets available for benefits as of December 31, 1999          $ 23,804,133
    Changes in net assets:
      Contributions                                                       2,053,174
      Rollovers                                                            (468,524)
      Net appreciation                                                    3,895,387
      Benefits paid to participants                                      (1,663,340)
      Transfers to participant-directed investments                        (935,124)
      Fees                                                                     (199)
                                                                       ------------

    Net assets available for benefits as of December 31, 2000          $ 26,685,507
                                                                       ============

5.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Plan's Form 5500 at December 31, 2000:

                                                                        2000                  1999
      Net assets available for benefits per the
        financial statements                                        $ 99,453,059         $ 101,646,650
      Amounts allocated to withdrawing participants                           --                  (982)
                                                                    ------------         -------------

      Net assets available for benefits per the Form 5500           $ 99,453,059         $ 101,645,668
                                                                    ============         =============


      The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 at December 31, 2000:

      Distributions to participants per the
        financial statements                                        $ 8,356,853
      Add - Distributions to employees authorized
        but not paid as of December 31, 2000                                 --
      Less - Distributions to employees authorized
        but not paid as of December 31, 1999                               (982)
                                                                    -----------

      Distributions to employees per Form 5500                      $ 8,355,871
                                                                    ===========


6.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated June 21, 2000, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code
      (IRC). The Plan has been amended since receiving the determination letter.

      However, the plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

7.    PLAN TERMINATION

      Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
ADDITIONAL INFORMATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                                           COST OF              CURRENT
   SHARES                DESCRIPTION                                        ASSET                VALUE
  2,220,159          *Michael Baker Corporation**
                         Common Stock                                    $14,065,803         $ 17,206,232

  1,223,477          *Michael Baker Corporation**
                         Common Stock - Series B                           7,436,107            9,481,942

                     *AIM Balanced Fund                                                         8,481,429

                     *MFS Massachusetts Investors Trust                                        15,546,456

                     *PIMCO Total Return Fund                                                   2,317,795

                     *Putnam Voyager Fund                                                      13,721,862

                     *Putnam New Opportunities Fund                                            18,251,044

                     *Putnam International Growth Fund                                          6,200,048

                     *Putnam Money Market Fund                                                  4,581,452

                     *Putnam Asset Allocation -
                        Growth Portfolio                                                          350,675

                     *Putnam Asset Allocation -
                        Balanced Portfolio                                                        668,137

                     *Putnam Asset Allocation -
                        Conservative Portfolio                                                    335,889

                     *Franklin Small Cap Growth Fund                                              175,208

                     *Putnam Investors Fund                                                       765,022

                     *Putnam S&P 500 Index Fund                                                 1,043,917

                     *Participant loans:
                      9.5% to 10.5%, due April 17, 2001
                        to January 15, 2016                                                       328,618
                                                                                             ------------

                                                                                             $ 99,455,726
                                                                                             ============


 * Party-in-interest.
** Includes nonparticipant-directed investments.

MICHAEL BAKER CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
ADDITIONAL INFORMATION
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                        NUMBER                                          NET
  PARTY                        DESCRIPTION                OF           PURCHASE         SELLING        GAIN
 INVOLVED                      OF ASSET              TRANSACTIONS       PRICE            PRICE         (LOSS)

Putnam                 *Michael Baker                     264         $2,658,815       $              $
Investments, Inc.       Corporation Common Stock**        421         $                $3,672,809     $152,726





 * Party-in-interest.
** Nonparticipant directed.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Senior Vice President, Corporate Controller and Treasurer of Michael Baker Corporation, the plan sponsor, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                   MICHAEL BAKER CORPORATION
                                   EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 29, 2001                By: /s/ Craig O. Stuver
                                       -----------------------------------
                                       Craig O. Stuver
                                       Senior Vice President,
                                         Corporate Controller and Treasurer
                                         of Michael Baker Corporation,
                                         the Plan Sponsor